

Mail Stop 3720

May 28, 2009

<u>Via: US Mail and Fax</u>

Mr. Gary Hokkanen, Chief Financial Officer
Wireless Age Communications, Inc.
3565 King Road, Suite 102
King City, Ontario Canadá L7B 1M3

> **Re: Wireless Age Communications, Inc.**
> **Item 4.02(b) of Form 8-K and Item 8.01 of Form 8-K/A**
> **Filed on May 18, 2009 and May 27, 2009**
> **File No. 1-31338**

Dear Mr. Hokkanen:

We have completed our review of the above filings and do not, at this time, have any further comments.

Sincerely,

Terry French
Accountant Branch Chief